SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(b)

(Amendment No. 18)*

The Men’s Wearhouse, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
587118100
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 587118100	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS George Zimmer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		2,277,804 shares(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		69,554 shares(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,277,804 shares(1)

WITH	8	SHARED DISPOSITIVE POWER

17,388 shares(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,347,358 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.44%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Represents (i) 2,209,545 shares held by the George Zimmer 1988 Living Trust, which George Zimmer, as trustee, has sole power to vote and (ii) 68,259 shares held by the Zimmer Children’s 2010 Remainder Trust, which George Zimmer, as trustee, has sole power to vote.
(2) Represents shares allocated on December 31, 2010 to Mr. Zimmer’s account in The Men’s Wearhouse, Inc. Employee Stock Ownership Plan (the “Plan”), with respect to which Mr. Zimmer may give the trustee of such Plan instructions as to how to vote. In addition, under the Plan, during the period from January 1, 2011 through March 31, 2011, Mr. Zimmer has the right to instruct the trustee of such Plan to distribute to Mr. Zimmer up to 17,388 shares allocated on December 31, 2010 to Mr. Zimmer’s account under the Plan. Further, the Plan was terminated effective as of October 15, 2009, and as a result of the termination of the Plan all participants have a right to receive their entire account balance following receipt by The Men’s Wearhouse, Inc. of a determination letter from the United States Internal Revenue Service with respect to the termination of the Plan.

George Zimmer	Page 3 of 4 Pages

Item 1.	(a)	Name of Issuer: The Men’s Wearhouse, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 40650 Encyclopedia Circle and 6380 Rogerdale Road Fremont, California 94538 Houston, Texas 77072

Item 2.	(a)	Name of Person Filing: George Zimmer

	(b)	Address of Principal Business Office or, if none, Residence: 40650 Encyclopedia Circle Fremont, California 94538

	(c)	Citizenship: USA

	(d)	Title of Class of Securities: Common Stock, $.01 par value

	(e)	CUSIP Number: 587118100

Item 3.	Not Applicable.

Item 4.	(a)	Amount Beneficially Owned: 2,347,358 shares

	(b)	Percent of Class: 4.44%

	(c)	Number of Shares as to Which Such Person Has:

(i) Sole Power to Vote or Direct the Vote: 2,277,804 shares

(ii)     Shared Power to Vote or Direct the Vote: 69,554 (represents shares allocated on December 31, 2010 to Mr. Zimmer’s account in The Men’s Wearhouse, Inc. Employee Stock Ownership Plan (the “Plan”) with respect to which Mr. Zimmer may give instructions to the trustee of such Plan as to how to vote)

(iii) Sole Power to Dispose or to Direct the Disposition of: 2,277,804 shares

(iv)    Shared Power to Dispose or to Direct the Disposition of: 17,388 (Under the Plan, during the period from January 1, 2011 through March 31, 2011, Mr. Zimmer has the right to instruct the trustee of such Plan to distribute to Mr. Zimmer up to 17,388 shares allocated on December 31, 2010 to Mr. Zimmer’s account under the Plan. Further, the Plan was terminated effective as of October 15, 2009, and as a result of the termination of the Plan all participants have a right to receive their entire account balance following receipt by The Men’s Wearhouse, Inc. of a determination letter from the United States Internal Revenue Service with respect to the termination of the Plan)

Item 5.	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Not Applicable

Item 7.	Not Applicable

Item 8.	Not Applicable

Item 9.	Not Applicable

Item 10.	Not Applicable

George Zimmer	Page 4 of 4 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2011 Date
/s/ GEORGE ZIMMER
George Zimmer